SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Magellan Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559091608

(CUSIP Number)

One Stone Holdings II LP

720 Fifth Avenue, 10th Floor

New York, New York 10019

(212) 702-8670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON One Stone Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

1	NAME OF REPORTING PERSON One Stone Energy Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by each of One Stone Holdings II LP, a Delaware limited partnership (“One Stone”) and One Stone Energy Partners GP, L.L.C., a Delaware limited liability company and the general partner of One Stone (“One Stone GP” and, together with One Stone, the “Reporting Persons”) to amend the Schedule 13D filed on May 24, 2013, as amended by Amendment No. 1 to Schedule 13D filed on April 4, 2016 (the “Original Schedule 13D”). This is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and/or restate the corresponding items in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On June 30, 2016, One Stone received from the Issuer a quarterly paid-in-kind dividend of 390,133 shares of the Series A Preferred Stock. As a result, One Stone owned a total of 22,683,428 shares of the Series A Preferred Stock immediately before the Exchange (defined below).

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

(a) – (e) and (j)

On August 1, 2016, the Issuer and One Stone closed the transactions contemplated by that certain Exchange Agreement they entered into on March 31, 2016 (the “Exchange Agreement”). Pursuant to the Exchange Agreement, One Stone transferred to the Issuer 100% of the outstanding shares of Magellan Series A convertible preferred stock, par value $0.01 per share (the “Series A Preferred Stock”), in consideration for the assignment to and assumption by One Stone of 100% of the outstanding membership interests in Nautilus Poplar LLC, a Montana limited liability company and wholly-owned subsidiary of the Issuer (“Poplar”), and 51% of the outstanding common units in Utah CO2 LLC, a Delaware limited liability company and majority-owned subsidiary of the Issuer, as adjusted by the Cash Amount (as defined in the Exchange Agreement) (the “Exchange”). Upon the closing of the Exchange, One Stone (i) paid the Issuer $900,000 in respect of the Cash Amount and certain property and other taxes related to Poplar and Utah CO2 and (ii) assumed all assets and virtually all liabilities related to Poplar.

Effective as of August 1, 2016 and in connection with the Exchange, the amount due under the Secured Promissory Note, dated as of April 15, 2016, by and between the Issuer and One Stone was deemed to be paid in full as a portion of the consideration paid from One Stone to the Issuer. The Pledge Agreement entered into by the Issuer and One Stone on April 15, 2016 was terminated effective as of August 1, 2016 in accordance with its terms.

Effective as of August 1, 2016 and in connection with the Exchange, West Texas State Bank (“WTSB”) released the Issuer from all of its obligations and liabilities under (i) the Restated Loan Agreement, dated as of June 30, 2015, by and among WTSB as Lender, Poplar as Borrower and the Issuer as Guarantor, (ii) the Amended and Restated Unlimited Guaranty, dated as of June 30, 2015, by and among WTSB and the Issuer (the “Guaranty”), and (iii) the Pledge Agreement, effective as of September 17, 2014, between the Issuer and WTSB (the “Pledge Agreement”). The Guaranty and the Pledge Agreement were both terminated effective as of August 1, 2016.

Following the close of the Exchange, the Reporting Persons no longer hold any shares of Series A Preferred Stock, and One Stone no longer has the right to appoint directors to the Issuer’s Board. Effective on August 1, 2016, the two incumbent directors appointed by One Stone, Vadim Gluzman and Robert Israel, were automatically removed from the Issuer’s Board.

Other than as described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The information contained in Items 3 and 4 is incorporated herein by reference. None of the Reporting Persons directly or beneficially own any shares of Common Stock. Information concerning the Common Stock held by the managing members of certain of the Reporting Persons is set forth on Schedule A.

(c)	Except as described in Items 3 and 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Series A Preferred Stock or Common Stock during the past 60 days.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be beneficial owners of five percent of the shares of Common Stock on August 1, 2016. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit I —	Secured Promissory Note dated as of April 15, 2016, by and between Magellan Petroleum Corporation and One Stone Holdings II LP (incorporated by reference to Exhibit 10.1 to Magellan Petroleum Corporation’s current report on Form 8-K filed on April 18, 2016).

Exhibit J —	Pledge Agreement dated as of April 15, 2016, by and between Magellan Petroleum Corporation and One Stone Holdings II LP (incorporated by reference to Exhibit 10.2 to Magellan Petroleum Corporation’s current report on Form 8-K filed on April 18, 2016).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 2, 2016

ONE STONE HOLDINGS II LP

By:	One Stone Energy Partners GP, L.L.C.,
its general partner

By:	/s/ Rimma Khafizova
Name:	Rimma Khafizova, on behalf of Robert Israel
Title:	Managing Member

ONE STONE ENERGY PARTNERS GP, L.L.C.

By:	/s/ Rimma Khafizova
Name:	Rimma Khafizova, on behalf of Robert Israel
Title:	Managing Member